Exhibit 99.1

For immediate release

Nexen Announces Successful Consent Solicitation Process
for Senior Unsecured Notes

Calgary, Alberta, March 21, 2013 – Nexen Inc. (“Nexen”) announced today that its previously announced consent solicitations relating to the series of its senior unsecured notes listed in the table below have expired as scheduled at 5:00 p.m., New York time, March 20, 2013 (the “Expiration Time”). At the Expiration Time, the Requisite Consents (as defined in the Consent Solicitation/Prospectus Supplement dated March 7, 2013 (the “Consent Solicitation Statement”)) for each Solicited Class of Notes (as defined below) were received in the following aggregate principal amounts:

		Principal Amount Outstanding(1)	Consents Received
Title of Security	CUSIP Numbers		Principal Amount(1)	Percent of Outstanding
1998 Indenture Notes
5.20% Notes due March 10, 2015	65334HAD4	$125,844,000	$123,587,000	98.21%
7.40% Notes due May 1, 2028	136420AF3	$200,000,000	$197,193,000	98.60%
7.875% Notes due March 15, 2032	65334HAA0	$500,000,000	$499,814,000	99.96%
5.875% Notes due March 10, 2035	65334HAE2	$790,000,000	$779,086,000	98.62%
2007 Indenture Notes
5.65% Notes due May 15, 2017	65334HAF9	$62,250,000	$60,088,000	96.53%
6.20% Notes due July 30, 2019	65334HAK8	$300,000,000	$298,869,000	99.62%
6.40% Notes due May 15, 2037	65334HAG7	$1,250,000,000	$1,219,928,000	97.59%
7.50% Notes due July 30, 2039	65334HAJ1	$700,000,000	$688,177,000	98.31%
 (1) Amounts in U.S. dollars.

Nexen solicited consents (the “Consents”) to approve certain proposed amendments relating to each series of the notes listed above (each such series a “Series” and such notes, collectively, the “Notes”). The 1998 Indenture Notes, collectively, and each Series of the 2007 Indenture Notes, individually, are referred to herein as a “Solicited Class” or as a “Solicited Class of Notes.” Nexen solicited Consents with respect to each Solicited Class of Notes (each such solicitation, a “Consent Solicitation” and, together, the “Consent Solicitations”).

If the other conditions to the Consent Solicitation for a Solicited Class are satisfied or waived, it is expected that the following will occur on Friday, March 22, 2013:

•	Nexen and CNOOC Limited will amend the indenture governing the Notes of such Solicited Class to delete or amend certain restrictive covenants with respect to Nexen,

•	CNOOC Limited will unconditionally and irrevocably guarantee the Notes of such Solicited Class in respect of which a Consent has been validly delivered,

•
Nexen will pay to Holders (as defined in the Consent Solicitation Statement) who validly delivered their Consent with respect to the Notes of such Solicited Class prior to 5:00 p.m., New York time, on March 18, 2013 a fee of U.S. $1.00 per U.S. $1,000 principal amount of such Notes, and

•
Nexen and CNOOC Limited will amend the indentures governing the Notes of such Solicited Class to add certain additional covenants with respect to CNOOC Limited (such covenants, together with the guarantee by CNOOC Limited, the “Guarantee”).

In light of the high success rate of each Consent Solicitation, CNOOC Limited has decided that, subject to the other conditions to the Consent Solicitations being satisfied or waived, the Guarantee will be gratuitously issued to Holders who did not deliver Consents. As described in the Consent Solicitation Statement, the proposed amendments to the indentures allow for the provision of the Guarantee to Holders who did not deliver Consents.  The Guarantee will be issued to Holders who did not deliver Consents pursuant to the Consent Solicitations at the same time and in the same manner as it will be issued to Holders who delivered Consents. As a consequence, if the Guarantee is issued, all Holders will receive the Guarantee, and there will no longer be a need (as had been contemplated in the Consent Solicitation Statement) for any Series of Notes to trade under a new CUSIP number to reflect the Guarantee. Accordingly, each Series of Notes will continue to trade under its current CUSIP number and, if the Guarantee is issued, have the benefit of the Guarantee.

This press release is for informational purposes only and is not a solicitation of consents. The Consent Solicitations were made solely pursuant to the Consent Solicitation Statement and the related Consent Form, which set forth the complete terms of the Consent Solicitation.

This press release is not an offer for sale of the Guarantee in the United States or any other state or jurisdiction, and there shall not be any sale of the Guarantee in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Neither the Securities and Exchange Commission, nor any state or Canadian provincial or territorial securities commission has approved or disapproved of these securities, or determined if the Consent Solicitation Statement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The Consent Solicitation Statement and the prospectus to which it relates do not constitute an offer of securities in any jurisdiction where such offer is not permitted.

About Nexen
Nexen Inc. is a wholly-owned subsidiary of CNOOC Limited. Nexen is an upstream oil and gas company developing energy resources in some of the world’s most significant basins including the UK North Sea, offshore West Africa, the Gulf of Mexico and Western Canada. Nexen is strategically focused on three businesses: conventional oil and gas, oil sands and shale gas.

For investor relations inquiries, please contact: Kim Woima Senior Manager, Investor Relations (403) 699-5821	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “will”, “intends”, “expect”, “should” or other similar words. Any statements as to the ability of the parties to satisfy the conditions to, and to complete, the consent solicitation; the anticipated timing of the closing of the consent solicitation; and, changes in any of the foregoing are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: the possible failure of Nexen to complete the consent solicitation, in a timely manner or at all, and other factors, many of which are beyond our control. These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2012 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 annual MD&A.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.